WESTLAKE CHEMICAL CORPORATION

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

March 15, 2017

Via EDGAR transmission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Westlake Chemical Corporation
Registration Statement on Form S-4
Filed March 13, 2017
File No. 333-216662

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”) relating to the registration by Westlake Chemical Corporation (the “Registrant”) under the Securities Act of 1933, as amended (the “Securities Act”), of $624,793,000 aggregate principal amount of the Registrant’s 4.625% Senior Notes due 2021, $433,793,000 aggregate principal amount of the Registrant’s 4.875% Senior Notes due 2023, $750,000,000 aggregate principal amount of the Registrant’s 3.600% Senior Notes due 2026 and $700,000,000 aggregate principal amount of the Registrant’s 5.000% Senior Notes due 2046 (the “Exchange Notes”) to be offered by the Registrant in exchange (the “Exchange Offer”) for a like principal amount of the Registrant’s issued and outstanding 4.625% Senior Notes due 2021, 4.875% Senior Notes due 2023, 3.600% Senior Notes due 2026 and 5.000% Senior Notes due 2046, the Registrant hereby confirms and represents as follows:

1. The Registrant is registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) and similar no-action letters (collectively, the “SEC No-Action Letters”).

2. The Registrant has not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute those Exchange Notes following completion of the Exchange Offer. The Registrant is not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes.

3. The Registrant will disclose to each person participating in the Exchange Offer that if such participant acquires the Exchange Notes for the purpose of distributing them, such person (a) cannot rely on the Staff’s interpretive position expressed in the SEC No-Action Letters, and (b) must comply with the registration and prospectus delivery requirements of the Securities Act, in order to resell Exchange Notes, and be identified as an underwriter in the prospectus.

4. The Registrant will include in the letter of transmittal an acknowledgement to be executed by each person participating in the Exchange Offer that such participant does not intend to engage in a distribution of the Exchange Notes. In addition, the Registrant will include in the letter of transmittal an acknowledgement for each person that is a broker-dealer exchanging securities it acquired for its own account as a result of market-making activities or other trading activities that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Terms used and not defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement. Please contact Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184 with any questions or comments regarding the foregoing.

Very truly yours,

Westlake Chemical Corporation

By:	/s/ L. Benjamin Ederington
L. Benjamin Ederington
Vice President, General Counsel,
Chief Administrative Officer and Secretary

cc:	Julia Feng
Westlake Chemical Corporation

Timothy Taylor
Baker Botts L.L.P.